

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 21, 2010

Mr. Winston M. Talbert
Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, Texas 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-31470**

Dear Mr. Talbert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business and Properties

Product Markets and Major Customers, page 21

1.   We understand from your disclosure on page 22 that you have contracts in place
        for the sale of your oil production. Please tell us if you are committed to provide
        a fixed and determinable quantity of oil or gas in the near future related to these
        contracts, and if so, how you considered the disclosure requirements of Item 1207
        of Regulation S-K. We believe Item 1207 of Regulation S-K requires disclosure
        of specific information regarding existing contracts or agreements under which
        you are committed to provide a fixed and determinable quantity of oil or gas in
        the near future, whether or not the fulfillment of such commitments will have a
        material adverse consequence on the Corporation.

Critical Accounting Policies and Estimates

Goodwill, page 64

2.   We note that you consider the testing of goodwill for impairment to involve
        critical accounting estimates. In future filings, please expand your disclosure
        relating to such testing, if your reporting unit does not have a fair value
        substantially in excess of its carrying value, to address the following points,
        which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of
        Regulations S-K.

        (a)   The percentage by which the fair value of the reporting unit exceeded the
                carrying value as of the date of the most recent test.

        (b)   A description of the method and key assumptions used to measure the fair
                value of the reporting unit also indicating how the key assumptions were
                determined.

        (c)   To the extent possible, specific details about the degree of uncertainty
                associated with key assumptions used to measure the fair value of the
                reporting unit.

        (d)   A description of potential events and changes in circumstances that could
                reasonably be expected to negatively affect the key assumptions used to
                measure the fair value of the reporting unit.

> (e)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

> (f)   If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at the reporting unit at risk of failing step one of the impairment test, or that there is no such risk for the reporting unit, we would not regard disclosure of the information outlined in the various points above to be necessary.

Exhibits 99.3 and 99.4

3.   The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of Plains Exploration and Production Company and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, Mark Wojciechowski at (202) 551-3759, or Mark C. Shannon, Branch Chief, at (202) 551- 3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director